UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated October 10, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 10, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Resolution of the General Ordinary Shareholders’ Meeting held on October 10, 2019.

Dividend payment.

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the General Ordinary Shareholders’ Meeting held today (the “Shareholders’ Meeting”), has resolved to distribute US$300,000,000 as cash dividends, in freely available US Dollars. For this purpose, the Shareholders’ Meeting resolved to fully withdraw the “Voluntary Reserve for Future Cash Dividends”, which in constant currency as of August 31, 2019 amounts to P$15,431,534,497.59, and partially withdraw the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” in an amount equal to P$1,955,715,502.41 (both withdrawn amounts totaling P$17,387,250,000) so that, in accordance with the Reference Exchange Rate of the Central Bank of the Argentine Republic (BCRA) - Com. “A” 3500 of October 9 of the current year (published on the official website of said bank www.bcra.gov.ar) ($57.9575), the aforementioned amounts are equivalent to the amount of US$300,000,000.

According to the resolutions of the Shareholders’ Meeting, the dividends will be made available to the shareholders on October 18, 2019, or on any subsequent date resulting from the application of the governing law of those jurisdictions where the Company’s shares are listed.

The amount to be distributed is equivalent to US$0.139295942 and P$8.073244551 per outstanding share of P$1 nominal value, which represents 807.3244551% of the outstanding capital stock.

Additionally, as decided today by the Board of Directors of the Company in the exercise of the powers delegated by the Shareholders’ Meeting, those shareholders who decide so will have the option to receive, instead of their proportion of cash dividends in US Dollars, their proportion of dividends in Pesos according to the amount per share in Pesos previously indicated.

The four classes of outstanding shares representing the capital stock (Class A, B, C and D Shares) are entitled to receive the dividend. Dividends will not be paid to nor reserved for treasury shares.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 10, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations